                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                            MONTEREY BAY BANCORP INC.
 ------------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
 ------------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    61239H107
             -------------------------------------------------------
                                 (CUSIP Number)

 David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385
 ------------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 16, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                                                     Page 1 of 3 Pages

--------- -----------------------------------------------------------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Josiah T. Austin, S.S.N. ###-##-####
--------- -----------------------------------------------------------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)  |_|
                                                                                                       (b)   x

--------- -----------------------------------------------------------------------------------------------------------------------
   3
          SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          WC
--------- -----------------------------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         |_|

--------- -----------------------------------------------------------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- -----------------------------------------------------------------------------------------------------------------------
----------------------- --------- -----------------------------------------------------------------------------------------------
      NUMBER OF            7
        SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- -----------------------------------------------------------------------------------------------
                           8
                                  SHARED VOTING POWER

                                  385,194
                        --------- -----------------------------------------------------------------------------------------------
                           9
                                  SOLE DISPOSITIVE POWER

                        --------- -----------------------------------------------------------------------------------------------
                           10
                                  SHARED DISPOSITIVE POWER

                                  385,194
----------------------- --------- -----------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             385,194
------------ --------------------------------------------------------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                       |_|

------------ --------------------------------------------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             11.6%
------------ --------------------------------------------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             IN

------------ --------------------------------------------------------------------------------------------------------------------

--------- ---------------------------------------------------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          El Coronado Holdings, L.L.C.
--------- ---------------------------------------------------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a)  |_|
                                                                                                         (b) x

--------- ---------------------------------------------------------------------------------------------------------------
   3
          SEC USE ONLY

--------- ---------------------------------------------------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          WC
--------- ---------------------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         |_|

--------- ---------------------------------------------------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Arizona
--------- ---------------------------------------------------------------------------------------------------------------
----------------------- --------- ---------------------------------------------------------------------------------------
      NUMBER OF            7
        SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ---------------------------------------------------------------------------------------
                           8
                                  SHARED VOTING POWER

                                  337,445
                        --------- ---------------------------------------------------------------------------------------
                           9
                                  SOLE DISPOSITIVE POWER

                        --------- ---------------------------------------------------------------------------------------
                           10
                                  SHARED DISPOSITIVE POWER

                                  337,445
----------------------- --------- ---------------------------------------------------------------------------------------
------------ ------------------------------------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             337,445
------------ ------------------------------------------------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                       |_|

------------ ------------------------------------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.2%
------------ ------------------------------------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             HC

------------ ------------------------------------------------------------------------------------------------------------

ITEM 1.  Security and Issuer.
-----    -------------------

     This  Amendment  No. 6 to  Statement on Schedule  13D  heretofore  filed on
February 26, 1996 is filed with respect to the Common Stock,  par value $.01 per share (the "Common Stock"), of Monterey Bay Bancorp Inc., a Delaware corporation
(the "Company"). The address of the principal executive office of the Company is
567 Auto Center Drive,  Watsonville,  California  95076. This statement is being filed on behalf of Josiah T.  Austin and Valer C.  Austin,  both  United  States citizens, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company  whose  principal  place of business is Star Route 395,  Pearce  Arizona
85626(hereinafter   the  "Reporting  Person"  and  collectively  the  "Reporting
Persons") to reflect the following amendments to Item 3, Item 4, Item 5 and Item
7.

ITEM 3.  Source and Amount of Funds or other Consideration
----    --------------------------------------------------

         Item 3 is amended to include the following:

     The aggregate  consideration for the purchase of all securities  subject to this report is $3,829,748.55.

     The source of funds used for the purchase of securities since Amendment No.
5 was directors' fees from the Company to Mr. Austin, working capital of ECH and funds available under standard margin agreements with broker-dealers.

ITEM 4.  Purpose of Transaction
-----    ----------------------

         Item 4 is amended and restated to read as follows:

     The acquisitions of Common Stock to which this statement  relates have been made  for the  purposes  of  investment.  Common  Stock  was  also  provided  as compensation  to Mr.  Austin for service on the  Company's  board of  directors.
While Mr.  Austin has no intent to seek to acquire  control of the Company,  Mr.
Austin's and ECH's holdings now exceed 10% of the Company's  outstanding  shares which  triggers a presumption  of control under  applicable  regulations  of the
Office of Thrift Supervision  ("OTS"). On January 10, 2001, the OTS approved Mr.
Austin's rebuttal of control submission, in connection with which Mr. Austin and
ECH executed an  Agreement  with the OTS and agreed to not take any action which results in the  control of the  Company by Mr.  Austin or ECH  without the prior approval of the OTS. The Agreement is attached as Exhibit A.

ITEM 5.  Interest in Securities of the Issuer.
-----    ------------------------------------

         Item 5 is amended and restated to read as follows:

     The  Company  reported  3,317,913  shares  issued  and  outstanding  as  of
September 30, 2000.

     (a)  Mr.  Austin,  in his  personal  capacity,  as  Trustee  of the  trusts
(described  herein) and as Sole Managing Member of ECH, is the beneficial  owner of 384,147  shares  (11.6%) of the Common  Stock.  Mr.  Austin is Trustee of the
Austin-Clark  Family  Irrevocable  Life Insurance  Trust,  the Valerie A. Gordon
Trust, the Christina Lowrey Trust, and the Matthew A. Lowrey Trust. Common Stock
originally reported as owned by Valer C. Austin, the Valer C. Austin Trust I and the Josiah Austin Trust I have been  contributed to ECH.  Accordingly,  Valer C.
Austin no longer has beneficial  ownership with respect to such Common Stock and has ceased to be a Reporting Person.

     (b) Mr. Austin has the sole power to vote or to direct the vote and dispose of all shares subject to this report.

     (c) During the 60 days preceding the filing of this report,  Mr. Austin, in his personal  capacity,  and ECH have acquired  43,047 shares of Common Stock as set forth below. All transactions were made through broker's transactions in the open market. Prices do not include brokerage fees.

 Purchaser           Date of Purchase          Number of Shares           Price Per Share
 ---------           ----------------          ----------------           ---------------
    ECH                  02/14/01                   21,400                   $10 3/16
    ECH                  02/15/01                      600                   $10 3/16
    ECH                  02/16/01                   20,000                   $10 3/16
  Austin                 03/01/01                    1,047                   $10 7/8

     (d) No person  other Mr.  Austin and trusts  identified  above  (and,  upon termination of the trusts,  their beneficiaries) has any right to receive or the power to direct the receipt of dividends  from or the proceeds  from the sale of shares of Common Stock beneficially owned by Mr. Austin.

ITEM 7.  Material to be filed as Exhibits
-----    --------------------------------

         Item 7 is amended to include:

Exhibit A          Agreement between Mr. Austin, Valer C. Austin, ECH and the OTS dated January 10, 2001.

                                    Signature

          After  reasonable  inquiry and to the best  knowledge  and  belief,  I certify that the information set forth in this Statement is true,  complete and correct.

Date: March ____, 2001                    ________________________________
                                          Josiah T. Austin, Individually and as sole
                                          Managing Member of El Coronado Holdings L.L.C.

                                          ________________________________
                                          Valer C. Austin